1285 Avenue of the Americas, 35th Floor, New York, NY 10019
T 212.554.4219 - F 212.554.4258

August 21, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	The Sagemark Companies Ltd.
Form 10-KSB for the year ended December 31, 2007
File No. 000-04186

Dear Mr. Rosenberg:

This letter is in response to the letter dated July 29, 2008 from the Securities and Exchange Commission (the “SEC Letter”) concerning the above referenced filing.

1    Comment: It does not appear that your Management has performed its assessment of internal controls over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Answer: The Registrant is filing simultaneously herewith an amendment to its Form 10-KSB for the year ended December 31, 2007 to include the disclosures required under Part II, Item 8A(T), Controls and Procedures relating to its assessment of internal controls over financial reporting as of December 31, 2007.

2.    Comment: Your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Answer: The Registrant is filing simultaneously herewith an amendment to its Form 10-KSB for the year ended December 31, 2007 to include revised and re-executed Principal Executive Officer and Principal Financial Officer certifications filed under Exhibits 31.1 and 31.2 to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

The Company acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Respectfully yours, /s/ George W. Mahoney George W. Mahoney Chief Executive Officer and Chief Financial Officer